EXHIBIT 99.1
                                      SEAL
                                 CDC CAPITAL INC


                                                                 Date:  11.17.99

Alain L. de la Motte, President
Integrated Food Finance Corp.
6700 SW Sandburg Road
Tigard. OR 97223

                              LETTER OF COMMITMENT

Dear Mr. de la Motte:

This letter is a statement of our interest in purchasing a senior secured note of Integrated Food Finance Corp. in the amount of $201,816,000.00 (two hundred one million eight hundred sixteen United States dollars). in accordance with, and subject to the conditions set forth in, the attached Term Sheet which is incorporated herein by reference. The proceeds will be used to finance the construction of six super factory trawlers that will be built by the Alstom group in France.

Our commitment is subject to your collateral provider opening a clean, Irrevocable, Standby Letter of Credit or Bank Guarantee substantially in the form attached to the Term Sheet ("Bank Instrument") issued by a top 12 U.S. or Western European money center banks with a minimum A1/P1 rating by Standard & Poors or Moody's ("Issuing Bank"). The Bank Instrument should substantially contain the following provisions, but the exact language remains subject to our final approval:

1. The Beneficiary will be CDC Financial Products Inc, New York, (address), attention: Ramine Rouhani.

2. Payment will be effected by the Issuing Bank against simple presentation of a statement signed by CDC Financial Products Inc. stating that Integrated Food Finance Corp. has failed to make any payment to CDC FP when due or to retire the note at maturity for any reason or circumstance whatsoever.

3. The Bank Instrument must be clean and irrevocable, and cover an amount equal to $216,000,000.00 (two hundred sixteen million dollars).

4. The Bank Instrument must be subject to the Uniform Customs and Practices for Documentary Credits ICC 500, 1993 Revision.


FAX (212) 891-6288                                            TEL (212) 891-6100
               9 WEST 57TH STREET, 36TH FLOOR NEW YOURK, NY 10019

                                CAISSE DES DEPOTS
                                      GROUP

                                      SEAL
                                 CDC CAPITAL INC




5. The Issuing Bank must agree to honor each draft drawn under and in compliance with the terms of the credit, if duly presented (together with the documents as specified) before the expiry date of the credit.

6. The Bank Instrument must be valid for a period of no less than one year (or the term of the Note), plus ten (10) banking days from the date of issuance.

The Issuing Bank must be acceptable to us and the Bank Instrument confirmed by the Issuing Bank's U.S. branch office, if the Issuing Bank is located overseas.

Subject to the foregoing and to the terms and conditions of the Term Sheet, we stand ready to bring this transaction to a close at the earliest reasonable date.

At closing, we will send a pre-advise to the bank that will issue the Bank Instrument in order to confirm that we will wire the cash proceed against receipt of the Bank Instrument. We will wire the cash as directed at closing.

We look forward to a successful completion of this transaction.


Sincerely,



/s/  Ramine Rouhani
Name and Title of Officer

Ramine Rouhani
Managing Director




FAX (212) 891-6288                                            TEL (212) 891-6100
               9 WEST 57TH STREET, 36TH FLOOR NEW YOURK, NY 10019

                                CAISSE DES DEPOTS
                                      GROUP